06006953

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

SEC MAIL PROCESSING RECEIVED MAR 01 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow 610-687-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square	Harrisburg	PA	17101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nicole Zito, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 27, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street NW, Suite 800W
Washington DC 20005-3333
Telephone (202) 414 1000
Facsimile (202) 414 1301

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of the Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. As disclosed in the Notes to the financial statements, the Company has transactions and relationships with affiliated companies. The financial position of the Company is not indicative of that which would have been had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 928,952	$ 762,607
Restricted cash	52,717	51,561
Commissions receivable	185,571	139,649
Investment advisory fees receivable	3,812,060	3,111,659
Income tax receivable	244,875	109,098
Marketable securities, at market value	4,477,250	4,233,605
Prepaid expenses and other assets	1,040,457	723,575
Furniture and equipment, at cost, less accumulated depreciation of $314,181 and $251,296, respectively	196,263	156,510
Goodwill	16,806,020	14,720,000
Customer intangible, net of accumulated amortization of $199,722 and $43,763, respectively	2,019,262	1,041,232
Total assets	$ 29,763,427	$ 25,049,496
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 1,367,631	$ 1,961,430
Investment advisory fees payable	1,049,000	935,000
Deferred tax liability, net	2,193,644	1,560,211
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	19,610,275	19,456,641
Commitments and contingencies (Note 9)		
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	7,184,519	3,768,703
Retained earnings	2,968,632	1,824,151
Total shareholder's equity	10,153,152	5,592,855
Total liabilities and shareholder's equity	$ 29,763,427	$ 25,049,496

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Investment advisory fees, net	$ 13,938,437	$ 11,713,339
Commissions	2,892,096	1,771,820
Principal trades	25,832	41,597
Interest and dividends	142,609	35,924
Other income	1,661,838	495,649
Total income from operations	18,660,812	14,058,329
Expenses		
Employee compensation and benefits	5,983,977	4,358,496
Commissions	51,354	51,615
Regulatory fees and expenses	125,405	74,276
Consulting and professional expenses	4,635,697	3,771,196
Communications and data processing expenses	341,828	215,062
Occupancy expenses	419,554	207,887
Interest expense	1,500,000	1,500,000
Other expenses	1,094,704	556,881
Total operating expenses	14,152,519	10,735,413
Income before provision for income taxes	4,508,293	3,322,916
Provision for income taxes	1,863,812	1,455,610
Net income	$ 2,644,481	$ 1,867,306

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Shareholder's Equity
Years Ended December 31, 2005 and 2004

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2003	100	$ 1	$2,102,999	$ 256,845	$ 2,359,945
Net income	-	-	-	1,867,306	1,867,306
Contribution from Parent of Tyler Wealth Management and Patriot Advisors of $1,083,182 and $389,522, respectively	-	-	1,472,704	-	1,472,704
Contribution from Parent related to tax sharing agreement	-	-	193,000	-	193,000
Cash dividends	-	-	-	(300,000)	(300,000)
Balance as of December 31, 2004	100	1	3,768,703	1,824,151	5,592,955
Net income	-	-	-	2,644,481	2,644,481
Contribution from Parent of Brandywine Benefits, LLC	-	-	3,250,000	-	3,250,000
Contribution from Parent related to tax sharing agreement	-	-	165,816	-	165,816
Cash dividends	-	-	-	(1,500,000)	(1,500,000)
Balance as of December 31, 2005	100	$ 1	$7,184,519	$ 2,968,632	$ 10,153,252

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2005 and 2004

Subordinated borrowings at December 31, 2003	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2004	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2005	$ 15,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 2,644,481	$ 1,867,306
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	231,578	97,976
Deferred income taxes	285,470	565,807
(Increase) decrease in operating assets		
Commissions receivable	(45,922)	29,350
Advisory fees receivable	(586,401)	(371,259)
Marketable securities	(243,645)	(2,733,965)
Prepaid expenses and other assets	(223,987)	(411,620)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(593,797)	638,936
Income tax liability	268,904	(237,691)
Net cash provided by (used in) operating activities	1,736,681	(555,160)
Cash flows from investing activities		
Sale of furniture and equipment	-	24,949
Purchases of furniture and equipment	(79,426)	(97,190)
Sale of customer intangibles	194,911	-
Payment of earn out provision	(184,675)	-
Net cash used in investing activities	(69,190)	(72,241)
Cash flows from financing activities		
Cash assumed from transfer of subsidiaries	10	573,983
Cash dividends paid to parent	(1,500,000)	(300,000)
Net cash (used in) provided by financing activities	(1,499,990)	273,983
Increase (decrease) in cash	167,501	(353,418)
Cash		
Beginning of period	814,168	1,167,586
End of period	$ 981,669	$ 814,168
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 1,589,096	$ 1,050,676
Interest expense	$ 1,500,000	$ 1,500,000
Noncash transactions		
Contribution of subsidiary from Parent	$ 3,250,000	$ 1,472,704
Contribution of tax benefits from Parent	$ 165,816	$ 93,000

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corporation (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired Valley Forge Asset Management Corporation and its parent company, Valley Forge Investment Companies, Inc. ("VFICO") and simultaneously merged VFICO into Valley Forge Asset Management Corporation.

On June 10, 2004, Parent acquired Patriot Bank Corporation, a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. and Tyler Wealth Counselors, which were wholly owned subsidiaries of Patriot Bank Corporation. On June 10 and August 31, 2004, Parent transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company as subsidiaries. Patriot Advisors merged into Company on January 1, 2005. Tyler Wealth Counselors is an investment advisor registered with the SEC and Patriot Advisors was also registered with the SEC until its merger with Company in January 2005.

On February 1, 2005, the Company's Parent acquired Brandywine Benefits Corporation, which specialized in consulting and administration of retirement benefit plans. The Parent transferred Brandywine to the Company as a subsidiary effective February 1, 2005.

2. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional advisory fees and commissions on customer trades. Advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commissions revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less. Included in the balance is $52,717 for the year ended December 31, 2005, in cash that is restricted by the Company's Clearing Agent.

Restricted Cash

Restricted cash is cash that is restricted under the Company's agreement with its clearing broker dealer.

Marketable Securities
The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in income. The cost of securities sold is determined using the specific identification method and realized gains or losses are reflected in income.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on an accelerated method. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2005 and 2004 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense in the amounts of $62,258 and $34,834 was incurred for the years ended December 31, 2005 and 2004, respectively.

Investment Advisory Fees Receivable
Advisory fees receivable includes fees receivable on both individual and institutional customers. Advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Intangibles
Goodwill in the amount of $9,414,786 was recorded as a result of the purchase of the Company by the Parent in 2000. An additional $6,000,000 was recorded as goodwill in 2001 as a result of an earnings based contingent earn out paid by the Company pursuant to acquisition agreement.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Accordingly, the Company ceased to amortize goodwill upon adoption of SFAS 142 on January 1, 2002 after amortizing $694,787 prior to adoption. The Company has tested goodwill for impairment pursuant to this new pronouncement and did not note impairment.

On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Counselors and Patriot Advisors, respectively, to the Company. The transfer included customer list of $425,145 and $659,850, respectively, that is being amortized straight line over 15 years. On April 6, 2005, additional goodwill in the amount of $184,675 was recognized in connection with the payout of a customer retention provision of the agreement of Patriot Bancorp to purchase Retirement Plan Services, renamed Patriot Advisors. On August 19, 2005, Company sold a portion of the customer list of Tyler Wealth Counselors for $194,911 with final payment due on or before December 30, 2007.

On February 1, 2005, the Parent transferred Brandywine Benefits Corporation to the Company. The transfer included goodwill of $1,901,346 and a customer intangible asset valued at $1,326,000 being amortized on a straight line basis over 15 years.

The Company recognized an expense of $155,959 and $43,763, respectively, for the years ended December 31, 2005 and 2004, in connection with the amortization of customer related intangibles.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value, with the exception of the Company's subordinated note with its Parent, which had a fair value of $18,816,249 at December 31, 2005.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Reclassification
Certain reclassifications of prior year's amounts have been made to conform with the current year's presentation.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with its principal bank, which is a high-credit quality institution. The Company has not required collateral for its accounts receivable.

Combination with Brandywine Benefits Corporation
On February 1, 2005, the Company's Parent acquired Brandywine Benefits Corporation ("Brandywine"), a financial planning, consulting and administration firm specializing in retirement benefit plans for small to medium sized business.

The Parent transferred Brandywine into the Company as a subsidiary effective February 1, 2005 resulting in a contribution of additional paid in capital of $3,250,000 from the Parent to the Company comprised of the following:

Cash received	$ 10
Security deposit	57
Furniture and equipment	22,587
Customer intangibles	1,326,000
Goodwill	1,901,346
	$ 3,250,000

Brandywine contributed $365,649 in net income to the Company for the year ended December 31, 2005.

Combination with Patriot Advisors, Inc. and Tyler Wealth Management
On June 10, 2004, The Company's sole shareholder, Susquehanna Bancshares, Inc., purchased Patriot Bank Corporation, a financial services company located in Pottstown, Pennsylvania. Included with this transaction was the purchase of Patriot Advisors, Inc. and Tyler Wealth Management, which were wholly owned subsidiaries of Patriot Bank Corporation.

On June 10, and August 31, 2004, the Company transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company resulting in a total contribution of additional paid in capital of $1,472,704 from the Parent to the Company comprised of the following:

Cash received	$ 573,983
Advisory fees receivable	100,000
Prepaid expenses	72,127
Furniture and equipment	58,531
Customer intangibles	1,084,995
Accounts payable, accrued expenses and other liabilities	(379,545)
Income tax liability	(37,387)
	$ 1,472,704

3. Marketable Securities Owned

At December 31, 2005 and 2004, the Company's marketable trading securities were recorded at their fair value of $4,477,250 and $4,233,605, respectively. These securities had a cost basis of $4,488,895 and $4,240,891, respectively, and were comprised primarily of commercial paper.

4. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by the NASD and bears interest at a rate of 10% per annum. On May 15, 2003, the note was extended to May 31, 2013. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Current		
Federal	$ 730,461	$ 498,265
State	499,918	391,538
Total current	1,230,379	889,803
Deferred		
Federal	585,842	552,071
State	47,591	13,736
Total deferred	633,433	565,807
Total provision for income taxes	$ 1,863,812	$ 1,455,610

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2005	2004
Tax on pre-tax income at statutory Federal rate	$ 1,577,903	$ 1,163,020
State tax provision	355,881	263,428
Reduction in tax reserve	(96,290)	-
Other	26,318	29,162
	$ 1,863,812	$ 1,455,610

The components of the net deferred tax asset (liability) as of December 31 were as follows:

	2005	2004
Deferred tax assets		
Federal alternative minimum tax credit carryover	$ 50,288	$ -
Post-retirement benefits	27,197	18,700
Other assets	6,713	-
Total deferred tax assets	84,198	18,700
Deferred tax liabilities		
Deferred compensation	1,866,339	1,374,271
Goodwill amortization	47,238	-
Prepaid pension expense	364,265	202,642
Other liabilities	-	1,998
Total deferred tax liabilities	2,277,842	1,578,911
Net deferred tax liability	$ 2,193,644	$ 1,560,211

The Company files a consolidated federal tax return with the Parent and the Parent's Subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse Susquehanna for any tax expense recorded on a separate company basis. As of December 31, 2005, the amount of any tax-related balances due from the Parent was $0. In conjunction with the tax sharing arrangement, the Parent contributed $165,816 and $193,000 in additional capital in 2005 and 2004, respectively.

6. 401(k) Plan

Effective July 1, 2000, all employees of the Company became eligible to participate in the 401(k) plan of the Parent. Under the Parent's plan, employee contributions are required to be at least 1% of eligible compensation, and are not to exceed 15% of eligible compensation. Employer matching contributions under the Parent's plan represent 100% of the first 3% of base compensation. The employer's matching contribution made to the Parent's plan was $90,264 and $69,534 for the years ended December 31, 2005 and 2004, respectively.

7. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. The Company also leases computer equipment from the Company's clearing broker-dealer. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments	Related Party Commitments	Total Lease Commitments
2006	$ 322,701	$ 51,229	$ 373,930
2007	271,120	19,488	290,608
2008	270,868	19,488	290,356
2009	273,916	19,488	293,404
2010 and beyond	136,758	17,731	154,489
	$ 1,275,363	$ 127,424	$ 1,402,787

Rent expense paid to related parties for office space and equipment was $116,617 and $90,354, respectively, for the year ended December 31, 2005 and $116,617 and $84,191, respectively, for the year ended December 31, 2004. Total rent expense for office space and equipment was $386,050 and $96,753, respectively, for the year ended December 31, 2005 and $231,730 and $87,964, respectively, for the year ended December 31, 2004.

8. Related Party Transactions

See Note 4 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2005 and 2004. See Note 7 for information on related party lease agreements.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the consolidated statements of income.

Additionally, the Company maintains noninterest bearing deposit accounts with Susquehanna Patriot Bank, an affiliate of the Parent. These deposits amounted to $622,539 and $138,124 at December 31, 2005 and 2004, respectively.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $1,093,594 and $1,528,934, respectively, which exceeded the minimum net capital requirement by $843,594 and $1,278,934, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.19 to 1 and 1.04 to 1 at December 31, 2005 and 2004, respectively.

The Net Capital Calculation and the FOCUS report filed by the Company are consistent with the information presented in the "VFAM" column of the Supplemental Consolidating Statement of Financial Condition.

10. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1
December 31, 2005

Schedule I

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 10,153,152
Allowable subordinated borrowings	15,000,000
Total capital and allowable subordinated borrowings	25,153,152
Less nonallowable assets	
Unsecured receivables	2,547,144
Deposits	53,117
Accounts receivable - misc.	59,561
Income tax receivable	390,489
Prepaid expenses	901,298
Furniture and equipment, net	153,923
Investment in subsidiaries	4,398,288
Goodwill, net	14,904,674
Customer intangible	376,589
Firm investment account (nonallowable portion)	-
Fidelity bond deductible provision	270,000
Total deductions and other charges	24,055,083
Net capital before hair-cut on securities	1,098,069
Less hair-cuts on securities owned	
Prime cash series (2%)	747
Firm investment account (.125%)	3,728
Total haircuts	4,475
Net capital	1,093,594
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	250,000
Excess net capital	$ 843,594
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 1,351,330
Investment advisory fees payable	1,049,000
Total aggregate indebtedness	$ 2,400,330
Ratio of aggregate indebtedness to net capital	2.19

Reconciliation with FOCUS Report

At December 31, 2005, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Total aggregate indebtedness as reported above	$ 2,400,330
Total aggregate indebtedness as reported in unaudited FOCUS report	1,431,185
Difference	$ 969,145
Total income tax receivable as reported above	$ 390,489
Total income tax receivable as reported on the unaudited FOCUS report	-
Difference	$ 390,489

The difference is due to the treatment of taxes and investment advisory fees.

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2005 and 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street NW, Suite 800W
Washington DC 20005-3333
Telephone (202) 414 1000
Facsimile (202) 414 1301

Report of Independent Auditors on Accompanying Consolidating Information

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

The report on our audit of the consolidated financial statements of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) as of December 31, 2005 and 2004 and for the years then ended appears on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Accordingly, we do not express an opinion on the financial position, results of operations and cash flows of the individual companies. However, the consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2005 **Schedule III**

	VFAM	Brandywine Benefits	Tyler Wealth Counselors	Eliminations	Consolidated VFAM
Assets					
Cash and cash equivalents	$ 192,479	$ 470,500	$ 265,973	$ -	$ 928,952
Restricted cash	52,717	-	-	-	52,717
Commissions receivable	185,571	-	-	-	185,571
Advisory fees receivable	3,629,601	61,047	131,062	(9,650)	3,812,060
Income tax receivable	390,489	(124,126)	(21,488)	-	244,875
Marketable securities, at market value	4,477,250	-	-	-	4,477,250
Prepaid expenses and other assets	901,298	52,051	87,108	-	1,040,457
Furniture and equipment, at cost, less accumulated depreciation of $314,181	153,923	21,859	20,481	-	196,263
Investment in subsidiaries	4,398,288	-	-	(4,398,288)	-
Goodwill	14,904,674	1,901,346	-	-	16,806,020
Customer intangible, net of accumulated amortization of $199,722	376,589	1,244,967	397,706	-	2,019,262
Total assets	$ 29,662,879	$ 3,627,644	$ 880,842	$ (4,407,938)	$ 29,763,427
Liabilities and Stockholders' Equity					
Liabilities					
Accounts payable, accrued expenses and other liabilities	$ 1,351,330	$ 6,936	$ 19,015	$ (9,650)	$ 1,367,631
Investment advisory fees payable	1,049,000	-	-	-	1,049,000
Deferred tax liability	2,109,397	19,792	64,455	-	2,193,644
Subordinated borrowings from Parent	15,000,000	-	-	-	15,000,000
Total liabilities	19,509,727	26,728	83,470	(9,650)	19,610,275
Stockholders' equity					
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	-	-	-	1
Additional paid-in capital	7,184,519	3,250,000	1,083,182	(4,333,182)	7,184,519
Retained earnings	2,968,632	350,916	(285,810)	(65,106)	2,968,632
Total stockholders' equity	10,153,152	3,600,916	797,372	(4,398,288)	10,153,152
Total liabilities and stockholders' equity	$ 29,662,879	$ 3,627,644	$ 880,842	$ (4,407,938)	$ 29,763,427

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street NW, Suite 800W
Washington DC 20005-3333
Telephone (202) 414 1000
Facsimile (202) 414 1301

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006